May 5, 2018

VIA E-MAIL

Barbara C. Jacobs

Assistant Director

Office of Information Technologies

and Services

United States

Securities and Exchange Commission

Washington, DC 20549

Re: TipMeFast, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 15, 2018

File No. 333-222880

Dear Ms. Jacobs:

General

1.                  Please refer to prior comment 1. Please disclose on the cover page and in the summary that you are a shell company.

Disclosure added on both pages.

Risk Factors, page 4

2. It appears from your revised disclosure in response to prior comment 4 that Mr. Chalil resides and operates the company outside of the United States. Please add a risk factor addressing the difficulty of effecting service of process within the United States upon your sole executive officer or enforcing a judgment obtained in a United States court against such person.

Difficulty of gaining or enforcing a judgment added.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

3.               We note your additional disclosure regarding the use of working capital raised from this offering in response to prior comment 9. Please revise to provide details of your specific plan regarding product rollout milestones and the anticipated time frame for beginning and completing each milestone.

Additional detail provided in milestones.

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Balance Sheet, page F-2

4. We note your revised disclosure on page F-6 in response to prior comment 11 regarding total cash of $13,025 held in Trust at December 31, 2017. Since this cash is held in Trust by your attorney, designated for offering expenses and company costs, it is restricted from use in current operations. Accordingly, reclassify this cash amount from current to non-current assets as restricted cash. Refer to ASC 210-10-45-1a. Also, revise your Liquidity and Capital Resources section on page 12 to disclose the restriction and its nature. Refer to Section IV of SEC Release No. 33-8350.

Revised.

5. Please clarify the nature of the Trust in which $13,025 in cash is being held by your attorney in as far as if it is being held in a separate client trust account.

Attorney IOLTA account.

Financial Statements, pages F-3 – F-5

6. Revise the financial statement titles to read as “Statement of Operations; “Statement of Stockholders’ Equity”; and “Statement of Cash Flows”.

Titles revised.

Very truly yours,

Raid Chalil

Chief Executive Officer

TipMeFast, Inc

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